
July 31, 2013

Via E-mail
Mr. Daniel T. Smith
Vice President and Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, IL 60611

> **RE:** **Oil-Dri Corporation of America**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed October 11, 2012**
> **File No. 1-12622**

Dear Mr. Smith:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Rufus Decker

     Rufus Decker
     Accounting Branch Chief